Juanita,

Please note that we have completed a SBSE-A/A submission with the following changes on behalf of Morgan Stanley & Co. International plc.

- Principal Update – addition of Anna Khazen

Furthermore, as required, we have submitted all other relevant documentation to allow us to make the above update on Edgar:

- Opinion Counsel
- Foreign Financial Authority
- 7R

Please let me know if you have any queries.

Kind regards,
Samiul

Samiul Hoque, Vice President
Morgan Stanley | Legal and Compliance
20 Bank Street | Canary Wharf | Floor 10
London, E14 4AD
Phone: +44 20 7677-2456
Samiul.Hoque@morganstanley.com
www.morganstanley.com